

Mail Stop 4561

February 8, 2016

Michael J. O'Hara
President
ClickStream Corporation
1801 Century Park East, Suite 1201
Los Angeles, CA 90067

> **Re:** **ClickStream Corporation**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed January 20, 2016**
> **File No. 000-52944**

Dear Mr. O'Hara:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 6, 2016 letter.

Item 1. Business

The Opportunity, page 3

1.   We note your response to prior comment 8. Please tell us tell us whether you commissioned any of the studies or reports cited in the registration statement.

Item 6. Executive Compensation

Summary Compensation Table, page 28

2.   We note your response to prior comment 12. Please tell us why you have removed Ms. Halvorsen and Mr. Iscove from the summary compensation table.

Item 10. Recent Sales of Unregistered Securities, page 30

3.   We note your response to prior comment 15. To the extent that you do not intend to file any Forms D please revise your disclosure to remove the reference to your reliance on Regulation D for these offerings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal
Office of Information Technologies
and Services

cc: David L. Ficksman, Esq.
        TroyGould Attorneys